**Ciments Français**
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

82-3336

03 MAR -3 AM 7:21

03007044

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
February 18th 2003

**Re : Informations Furnished**
**Pursuant to Rule 12g3 - 2 (b) Exemption**
**Under the Securities Exchange Act of 1934**

SUPPL

Please find hereby the last information given to our shareholders :

Press Information :

- February 12th 2003

Sincelery yours.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

**Finance Department Manager**

dlw 3/3

**F. MOREAU**

F. Moreau

**Personal copy** : Miss Sandra FOLSON

**Press release**

**Ciments Français**
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, February 12, 2003

# CIMENTS FRANÇAIS: NET INCOME GROWTH

At its meeting of February 12, 2003, held under the chairmanship of Mr Yves René Nanot, the Board of Directors of Ciments Français reviewed the group's consolidated accounts for 2002.

## 2002 CONSOLIDATED FINANCIAL DATA

| *In millions of euros* | 2002 | 2001 | % |
|---|---|---|---|
| Sales | 2,930.3 | 2,798.5 | 4.7 |
| Operating income | 560.1 | 523.2 | 7.1 |
| Net income (Group share) | 208.1 | 180.5 | 15.3 |
| Cash flow | 486.5 | 469.5 | 3.6 |

## ACTIVITIES

With the Group's scope of consolidation widening, business levels remained favourable in Southern Europe (Spain - Greece) and bore up well in France. There was a fall-off in North America and trends noted in previous quarters continued, with emerging countries enjoying marked growth, apart from Turkey and our activity in India which was also impacted by a price war.

Operating income rose, driven by business levels and successful implementation of cost reduction plans which have met their 2-year targets.

Despite rising debt, financial expenses have been reduced.

The Group continued to cautiously review its risks as well as the value of its assets, while taking full account of the notice issued by the CNC (French national accounting council) and new recommendations from the COB (French stock exchange commission).
2002 saw a high level of extraordinary items (-43 millions euros) and higher depreciation of goodwill.

The level of tax benefited from a favourable adjustment in deferred tax, primarily related to changes in the Belgian tax rate.

Net income rose 15.3% to 208 millions euros.

Despite a high level of industrial and financial investments (582 millions euros), Group debt only rose slightly in relation to 2001, and actually fell in relation to the first half-year 2002.

## PARENT COMPANY RESULTS

In 2002, net income for CIMENTS FRANCAIS showed a loss of 35.5 millions euros mainly related to provisions for depreciation of equity interests, largely due to foreign exchange variations.

## DIVIDEND

A dividend of 1.5 euros per share will be proposed to the CIMENTS FRANCAIS S.A. General Meeting of Shareholders held on April 3, 2003, combined with a tax credit of 10% to 50% depending on the applicable regulations.

## OUTLOOK FOR 2003

The economic environment is uncertain. Given this context, the Group will step up its cost-reduction drive and will make every effort to maintain comparable financial results while keeping its policy of selective development in order to bolster existing positions in Asia and Middle East.

**Visit our web sites :**

**Ciments Français : http://www.cimfra.com**
**Italcementi : http://www.italcementigroup.com**

**Ciments Français**
**Tour Ariane**
**92088 Paris la Défense cedex**
**Tel : +33(0)1 42 91 75 00**
**Fax: +33(0)1 47 76 11 35**

**Ciments Français**
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

03 MAR -3 AM 7:21

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
February 18th 2003

**Re : Informations Furnished**
**Pursuant to Rule 12g3 - 2 (b) Exemption**
**Under the Securities Exchange Act of 1934**

Please find hereby the last information given to our shareholders :

Press information :

- February 12th 2003

Sincelery yours.

**Finance Department Manager**

F. Moreau

**F. MOREAU**

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, February 12, 2003

# CIMENTS FRANÇAIS: NET INCOME GROWTH

At its meeting of February 12, 2003, held under the chairmanship of Mr Yves René Nanot, the Board of Directors of Ciments Français reviewed the group's consolidated accounts for 2002.

## 2002 CONSOLIDATED FINANCIAL DATA

| *In millions of euros* | 2002 | 2001 | % |
|---|---|---|---|
| Sales | 2,930.3 | 2,798.5 | 4.7 |
| Operating income | 560.1 | 523.2 | 7.1 |
| Net income (Group share) | 208.1 | 180.5 | 15.3 |
| Cash flow | 486.5 | 469.5 | 3.6 |

## ACTIVITIES

With the Group's scope of consolidation widening, business levels remained favourable in Southern Europe (Spain - Greece) and bore up well in France. There was a fall-off in North America and trends noted in previous quarters continued, with emerging countries enjoying marked growth, apart from Turkey and our activity in India which was also impacted by a price war.

Operating income rose, driven by business levels and successful implementation of cost reduction plans which have met their 2-year targets.

Despite rising debt, financial expenses have been reduced.

The Group continued to cautiously review its risks as well as the value of its assets, while taking full account of the notice issued by the CNC (French national accounting council) and new recommendations from the COB (French stock exchange commission).
2002 saw a high level of extraordinary items (-43 millions euros) and higher depreciation of goodwill.

The level of tax benefited from a favourable adjustment in deferred tax, primarily related to changes in the Belgian tax rate.

Net income rose 15.3% to 208 millions euros.

Despite a high level of industrial and financial investments (582 millions euros), Group debt only rose slightly in relation to 2001, and actually fell in relation to the first half-year 2002.

## PARENT COMPANY RESULTS

In 2002, net income for CIMENTS FRANCAIS showed a loss of 35.5 millions euros mainly related to provisions for depreciation of equity interests, largely due to foreign exchange variations.

## DIVIDEND

A dividend of 1.5 euros per share will be proposed to the CIMENTS FRANCAIS S.A. General Meeting of Shareholders held on April 3, 2003, combined with a tax credit of 10% to 50% depending on the applicable regulations.

## OUTLOOK FOR 2003

The economic environment is uncertain. Given this context, the Group will step up its cost-reduction drive and will make every effort to maintain comparable financial results while keeping its policy of selective development in order to bolster existing positions in Asia and Middle East.

**Visit our web sites :**

**Ciments Français : http://www.cimfra.com**
**Italcementi : http://www.italcementigroup.com**

**Ciments Français**
**Tour Ariane**
**92088 Paris la Défense cedex**
**Tel : +33(0)1 42 91 75 00**
**Fax: +33(0)1 47 76 11 35**